Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of InflaRx N.V. (the "Company") to be held on August 25, 2021 at 9:00 hours CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Amendment to the Company's articles of association (voting items)
a.	Increase of the authorized share capital
b.	Possibility to re-allocate existing authorized share capital

3.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is July 28, 2021 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the day prior to the EGM (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).

The Company strongly discourages physical attendance at the EGM and highly recommends shareholders to vote by proxy. The Company is closely following the evolving nature of the global pandemic and will apply local and EGM-location-specific restrictions in this regard. Emergency legislation has been implemented in the Netherlands in response to the public health impact of the COVID-19 pandemic, which would allow us, among other matters, to call for a virtual meeting without physical attendance by shareholders. Depending on the number of shareholders who register to attend the meeting in person, we might make use of the flexibility provided thereunder to switch to a virtual meeting, held solely by means of remote communication, in order to protect the health and safety of our shareholders, our directors and others involved in the meeting. We can make that decision up to 48 hours before the meeting starts. Updates in this regard will be posted on our corporate website (and announced in a Dutch newspaper with national distribution, as applicable) if arrangements in relation to the EGM change.

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(Christian.Schmid@InflaRx.de)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Amendment to the Company's articles of association (voting items)

The Company's board of directors (the "Board") proposes to amend the Company's articles of association (the "Articles of Association") in order to increase the number of ordinary shares that can be issued under the authorized share capital included in the Articles of Association. A copy of the verbatim text of the proposed amendments described below have been made available on the Company's website and at the Company's office address in the official Dutch language together with an English translation thereof.

If agenda item 2.a. or 2.b. is adopted, each civil law notary, candidate civil law notary and lawyer of NautaDutilh N.V. will be authorized to have the relevant deed of amendment to the Articles of Association executed.

2.a.	Increase of the authorized capital

The Board proposes to increase the Company's authorized share capital to an amount of EUR 26,400,000, divided into 110,000,000 ordinary shares and 110,000,000 preferred shares, having a nominal value of EUR 0.12 each. This increase would put the ratio of the Company's issued share capital relative to its authorized share capital at a level consistent with market practice. If this proposal passes, voting item 2.b (described below) shall not be voted at the EGM.

2.b.	Possibility to re-allocate existing authorized share capital

Should proposal 2.a. fail to pass, the Board proposes to include a provision in Article 4 of the Articles of Association allowing the Board to re-allocate a number of preferred shares comprised in the Company's authorized share capital to the ordinary shares comprised in the Company's authorized share capital (or vice versa), without increasing the aggregate authorized share capital. For the avoidance of doubt, this agenda item shall not be voted if agenda item 2.a. passes at the EGM.